PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

March 21, 2008

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

ATTENTION:  Mr. Terence O’Brien, Accounting Branch Chief

RE:

Human Pheromone Sciences, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Filed March 29, 2007

Forms 10-QSB for the Fiscal Quarters Ended March 31, 2007, June 30, 2007 and September 30, 2007

File No. 0-23544

Dear Mr. O’Brien:

This letter is in response to a letter dated February 26, 2008 to Human Pheromone Sciences, Inc. (the “Company”) regarding the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 and Forms 10-QSB for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007.  Set forth below are the Company’s responses to the comments contained in the Staff’s letter.  For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Company’s response.

Item 1.  Summary of Significant Accounting Policies, 21

Revenue Recognition, page 22

1.

Comment:  For the technical services/proprietary information element, it appears from your letters that fair value is based on your estimate of the time and direct costs you will incur to provide this service to PPC plus a profit amount. As noted above, objective and reliable evidence does not include your cost to provide a service, the prices stated in the contract, or the time or effort expended to provide the service. Further, based on your description of the services being provided to PPC for this element, it does not appear that another company or third party has the capability and knowledge that you pose to provide these services to PPC. As such, it is unclear how you have obtained third party pricing for "largely interchangeable" services. Finally, we note that you have not provided this level of service and information to any of your other customers. Please provide us with a comprehensive explanation of the third party pricings you have obtained and how these third party pricings represent "largely interchangeable" services as compared to the services you are providing PPC. Otherwise, it does not appear as though this element meets the requirements in paragraph 9 of EITF 00-21 as a separate unit of account.

For the exclusive rights of first discussion element, it appears from your letters that you are basing the fair value estimate on your costs incurred to conduct research and testing for your compounds plus a profit amount. It is unclear to us why the fair value of this element would equal or be some derivation of the costs you have incurred to develop future compounds. In this regard, please provide us with a more detailed explanation as to what obligations you have to PPC for your future compounds (i.e., are you required under this element to perform certain tests of the compounds that are beyond your normal research and development process for these compounds or are you required only to offer PPC the first opportunity to license the new compounds). Finally, we note that you have not provided an exclusive right of first discussion to any other company. As such, it would appear that such fair value would need to be based on third party prices of largely interchangeable rights. Please provide us with a comprehensive explanation of how you have estimated the fair value of this element and how such process is based on objective and reliable evidence as required by paragraph 16 of EITF 00-21.

Response:

Item 1: Revenue Recognition PPC License

Technical Service / Proprietary Information:

There are other qualified organizations and consultants that provide largely interchangeable services that are able to provide the services that PPC required.  Since the Company is not in the consulting business, vendor-specific objective evidence of fair value would not be applicable.  Therefore, third party pricing from these other qualified organizations and consultants would be an acceptable method of evidencing fair value in accordance with EITF 00-21.

The Company’s compounds and the effects they have on individuals have been independently researched and reported upon by various independent professional researchers and institutions in several scientific journals.  The work of these independent scientific consultants represents largely interchangeable services and demonstrates that there are third parties that have the expertise in analyzing and reporting upon the efficacy of these naturally occurring compounds as described below.

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The University of Chicago with lead author Suma Jacob and three co-authors have discovered that airborne androstadienone, one of the Company’s two compounds, have a measurable impact on brain metabolism;

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Rutgers, the State University of New Jersey reported on a study performed by five researchers, including scientists from International Flavors and Fragrances, Inc. and the Monell Chemical Sciences Center.  This study confirmed previous studies that one of the Company’s two compounds promotes attraction and affects courtship-like behavior in women;

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The University of California at Berkeley published a study with five researchers, using brain imaging to validate the responses by individuals when exposed to the Company’s compounds, as a follow-up to a study previously conducted by the same lead researcher while at Stanford University; and

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The Karolinska Institute in Stockholm, Sweden, the home of the Nobel Prizes for Chemistry and Medicine, conducted several studies that validated the Company’s initial findings that the brain reacts to sex-specific compounds.

Copies of these studies are available from the Company upon request.

The minimum hourly fee quotes for the interchangeable services from two research Universities and three industry consultants ranged from $100 to $220 per hour.  This information is available from the Company upon request. The Company applied a per hour charge of $187 for the estimated time expected to be incurred for its services.  This hourly fee is reasonably in-line with the hourly consulting fees charged by these other organizations that provide interchangeable services.    Therefore, these third party pricings provide support that our $187 per hour charge represents a reasonable estimate of fair value.

The Company does not employee any scientific or manufacturing experts on its staff.  All of the research, development and manufacturing work is performed by independent consultants.  These independent consultants could have been contracted by PPC directly; however having the Company serve the role of a facilitator between the PPC technical staff and the independent consultants was deemed to be a more efficient method of information management by PPC.

Right of First Discussion:

Under the right of first discussion section of the agreement, the Company is obligated to disclose to PPC any new compounds, and testing results, at the time the Company establishes supportable claims for safety and efficacy for those compounds.  These are described in more detail below. The Company may not discuss any details about such compounds with a third party until PPC has had ninety days to review the Company’s findings and decide whether or not they want to negotiate a license.  PPC has specific and detailed levels of testing that must be completed to fulfill their corporate standards as a pharmaceutically-oriented company, as compared with those normally acceptable for a consumer products-oriented company, those which we have dealt with in the past.  PPC’s testing requirements exceed those that we normally have performed at independent laboratories.

The information required to fulfill PPC’s information requirements are basic toxicological and psychological testing that many qualified organizations and consultants are able to provide.  Since the Company is not in the consulting business, vendor-specific objective evidence of fair value would not be applicable.  Therefore, third party pricing from organizations and consultants would be a reasonable estimate of fair value in accordance with EITF 00-21.

As noted above, there are two areas in which PPC requires additional spending and independent testing – safety and efficacy.

For consumer products, to support claims of safety, certain toxicology and other  studies should be performed.  PPC’s standards required full toxicology screens and included the following studies:

●    28 day sub-acute toxicology with hematology analysis and urinalysis

●    In vitro immunogenecity test

●    Chromosomal toxicology

●    Reproductive toxicology

●    Ocular irritation assay

●    Dermal irritations

●    In vitro photo-toxicity

●    28 day sub-acute toxicology with hematology

These tests exceed the level of information required for a cosmetic ingredient, which the Company and the Federal Drug Administration would consider our compounds to be.  However, PPC and their regulatory personnel deemed it necessary to provide them evidence of the safety of the compounds.

Compound efficacy and studies that can be used to support advertisable claims are also required by PPC.  Once the expanded safety claims are satisfied, the Company is required to provide specific testing to support marketing claims. The Company conducted double-blind studies on these compounds that, for normal consumer product-oriented companies, validation would be acceptable.  PPC is seeking additional validation based upon their internally-developed consumer study paradigm to further support the Company’s initial findings.

Using a process developed by its research staff, PPC required the Company to conduct additional testing by our independent contractors and consultants. The two tests requested by PPC are:

●

Human testing on seventy eight additional subjects, double-blind, placebo controlled and randomized;

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Human testing on an additional forty to sixty additional subjects using PPC’s testing parameters.

The Company is not capable of performing these tests internally.  As such we obtained cost quotes to perform all of the above tests from independent laboratories (copies are available) and determined the number of hours and costs of our independent scientific contractors to set-up and monitor these studies.  All of the research and development work will be performed by independent consultants.  Based on the cost quotes obtained from independent laboratories, a per hour charge of $151 per hour was applied to the estimated time for our directly paid consultants and internal staff time expected to be incurred.  This hourly fee is less than the $187 average hourly fee used for the technical service / proprietary information unit of accounting valuation, due to the mix of expertise expected to be required, and as such is a reasonable estimate of fair value.

Both PPC and the Company have determined that the compounds may have future value.  PPC desired additional information before proceeding with licensing discussions and was willing to pay to secure those rights.  The value associated with those rights has been based on having the information necessary to fulfill our obligation to PPC for the new compounds prepared.

2.  Comment:  We note your response to comment 1 in our letter dated January 24, 2008 regarding the estimated fair value of the patent licenses. In this response letter you have now stated that the fair value of the patent licenses was determined using the residual method. We also note that this is the only element for which you have provided to customers on a standalone basis. As such, it appears you may have vendor-specific objective evidence (VSOE) of fair value for this element. Paragraph 12 of EITF 00-21 states, "there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for the delivered item(s). In those cases, the residual method should be used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item(s)." Based on this guidance, it would appear that the residual method should be used if there is no objective and reliable evidence of the delivered element's fair value. Please tell us your consideration of the guidance in paragraph 12 of EITF 00-21. If you do not believe that this element has VSOE, please provide us with a detailed explanation as to why. Such explanation should include, at a minimum, a list of the fee for each of your current licensing agreements and those that were in existence during each period presented and an explanation as to why each of these licensing agreements are not similar to PPC's licensing agreement.

Response:  The vendor-specific objective evidence does not apply since all of our previous license agreements have been supply agreements and none of the agreements have contained any exclusive rights.  Subsequent to the PPC agreement our license with Schwarzkopf & Henkel did not contain any exclusive right and was a combination supply and royalty based agreement.  Schwarzkopf & Henkel was the only other agreement that contained an up front fee, which was $20,000 versus PPC’s $1.75 million.  The residual method is appropriate since there is no objective and reliable evidence of fair value.

In summary, PPC could obtain the services that the Company is providing from other qualified sources that meets the “interchangeable services” requirements.  The values associated with the two units of accounting were based on comparable third party rates and therefore are reasonable estimates of fair value.  The PPC license is unique to all of our other licenses and is the only license granting exclusive rights to specific fields of products.

The undersigned acknowledges the following:

●

We are responsible for the adequacy and accuracy of the disclosure in the filings;

●

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (408) 938-3030 with questions or our legal counsel, Marina Remennik of Heller Ehrman, LLP, at (650) 324-7096.

Very truly yours,

/s/ William P. Horgan

Chairman and Chief Executive Officer

cc:

Marina Remennik